 INSIGHT

30 September 2003

**THE CHINA FUND, INC. (CHN)**

 Asian Direct
Capital Management

**IN BRIEF**

| | |
|---|---|
| Net asset value per share* | US$24.38 |
| Market price* | US$26.29 |
| Premium/discount* | 7.83% |
| Fund size* | US$245.59 |

\* Source: State Street Corporation/Martin Currie Inc

At 31 August 2003

| | China Fund NAV | MSCI Golden Dragon |
|---|---|---|
| One month return* | 2.1% | 2.8% |
| One year return* | 70.8% | 39.4% |

**MANAGER'S COMMENTARY**

The markets in China became more volatile in September. In Hong Kong, investors took profits on 'H' shares, which have performed well since May. They switched to Hong Kong property developers and banks, in response to improved sentiment locally. The 'A' share market has been one of the world's worst performers this year — down by 15% since its high in April. And yet the growth in earnings of underlying companies has been good, with an increase in profit at the interim of 31% for the market as a whole and 25% in terms of earnings per share.

As we anticipated, the financial sector in Taiwan has started to outperform the tech sector. We believe that trend will continue in the fourth quarter of 2003. There are three reasons for our positive view. The first is the return of loan growth — specifically corporate loan growth. Also, the financial sector is under-held by foreign investors. With the change in the MSCI's weighting looming, we expect foreign buying of the financial sector to increase sharply. Finally, Taiwan New Dollars will continue to appreciate and the investors will buy into a sector that owns the most Taiwan New Dollars assets.

The rise in the yen following the G7 meeting has strengthened our conviction about appreciation of the Renminbi and Taiwan New Dollars. The authorities are now seeking ways, short of revaluation, to increase demand for the US$ and decrease demand for Renminbi. Following cuts in VAT rebates to exporters and allowing locals to change more currency to travel abroad, further steps are expected. These include allowing Chinese exporters to keep earnings in US$ offshore and allowing Chinese qualified domestic institutional investors (QDI) to invest abroad.

September was the month for investment conferences in China. Judging by the number and mood of attendees, and the general upbeat presentations by Chinese corporations, I would be surprised not to see good fund flows into this region this autumn. We visited Inner Mongolia Yili (600887 CH), the leading producer of ice cream and milk in China, in early September. We intend to visit 'A' share-listed Lhasa Brewery (000752 CH) in Tibet in early October.

**INVESTMENT STRATEGY**

Your fund is 97.8% invested with holdings in 57 companies, of which 2 are unlisted.

Given our bullish view on the Renminbi and Taiwan New Dollars, we have become stricter about avoiding exporters and choosing only those stocks which will benefit from, or be immune from, currency appreciation. We bought shares in **China Telecom**, the largest fixed line operator in China, as the capex in China's telecom sector shows signs of recovery and its parent company will inject more valuable assets shortly. We added **Ocean Grand Chemicals**, one of the few licensed electroplating chemical manufacturers in China. The company is benefiting from expansion of capacity and huge demand. We also added to **Natural Beauty**, whose business has seen a quick recovery after SARS. In Taiwan we switched Ho Tung Chemical into **Softworld**.

*Chris Ruffle, Martin Currie Inc*

DIRECT INVESTMENT MANAGER'S COMMENTARY

The PRC and greater China economies are showing strong growth and there are signs that business expansion projects which had been put on hold due to SARS are now being accelerated. The Fund's Direct Investments are all now performing ahead of budget. There is also increasing demand for expansion funds by good companies. The recent moves by the People's Bank of China to strengthen reserve requirements and reduce imprudent lending are increasing the bargaining power of private equity investors to gain attractive valuations and favorable deal terms and we expect to see this reflected in the level of investment activity in the China private equity market.

*KOH Kuek Chiang, Asian Direct Capital Management*

## FUND DETAILS*

| | |
|---|---:|
| Market cap | $307.43m |
| Shares outstanding | 10,073,173 shares |
| Exchange listed | NYSE |
| Listing date | July 10, 1992 |
| Investment manager | Martin Currie Inc |
| Direct investment manager | Asian Direct Capital Management |

## ASSET ALLOCATION*



| | |
|---|---:|
| ■ Hong Kong | 48.7% |
| ■ Taiwan | 30.8% |
| ■ New York | 12.3% |
| ■ Direct | 2.6% |
| ■ B shares | 2.4% |
| ■ Singapore | 1.0% |
| Cash | 2.2% |

## SECTOR ALLOCATION*

| | % of net assets | MSCI Golden Dragon % |
|---|---:|---:|
| Information technology | 19.8 | 23.0 |
| Industrials | 18.9 | 13.9 |
| Consumer discretionary | 14.8 | 7.2 |
| Materials | 9.5 | 5.8 |
| Utilities | 8.7 | 8.6 |
| Consumer staples | 7.9 | 0.6 |
| Financials | 6.3 | 29.0 |
| Energy | 3.1 | 4.0 |
| Health care | 2.5 | 0.1 |
| Telecommunications | 6.3 | 7.8 |
| Cash | 2.2 | — |
| **Total** | **100.0** | **100.0** |

## PERFORMANCE* (IN US$ TERMS)

| | NAV % | Market price % |
|---|---:|---:|
| One month | 2.1 | -3.9 |
| Calendar year to date | 54.6 | 91.2 |
| 3 years ** | 24.1 | 41.5 |

## DIRECT INVESTMENTS* (2.6%)

| | | |
|---|---|---:|
| Captive Finance | *Financials* | 1.2% |
| Tomoike Industrial (H K) Ltd | *Industrials* | 1.0% |
| A-S China Plumbing Products (8262 HK) | *Industrials* | 0.4% |

## 15 LARGEST LISTED INVESTMENTS* (48.7%)

| | | |
|---|---|---:|
| Sohu Com Inc | *Information technology* | 9.0 |
| Fountain Set Holdings | *Materials* | 4.1 |
| TCL International | *Consumer discretionary* | 3.9 |
| Chaoda Modern Agriculture | *Consumer staples* | 3.4 |
| Chinadotcom Corporation | *Information technology* | 3.3 |
| Sinotrans Limited | *Industrials* | 3.2 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Yanzhou Coal Mining | *Energy* | | | | | | 3.1 |
| Xinao Gas Holdings | *Utilities* | | | | | | 2.7 |
| BYD Co | *Industrials* | | | | | | 2.6 |
| Shenzhen Expressway | *Utilities* | | | | | | 2.6 |
| Merry Electronics | *Consumer discretionary* | | | | | | 2.4 |
| Anhui Conch Cement | *Materials* | | | | | | 2.3 |
| Anhui Expressway | *Utilities* | | | | | | 2.1 |
| Cathay Financial Holdings | *Financials* | | | | | | 2.0 |
| TPV Technology | *Industrials* | | | | | | 2.0 |

**FUND PERFORMANCE**

| | One month | Three months | Year to date | One year | Three** years | Five** years | Since#** launch |
|---|---|---|---|---|---|---|---|
| **The China Fund, Inc.** | **2.1** | **14.9** | **54.6** | **70.8** | **24.1** | **21.1** | **7.1** |
| MSCI Golden Dragon | 2.8 | 23.4 | 35.0 | 39.4 | -5.5 | 5.4 | — |
| Hang Seng Chinese Enterprise Index | -2.9 | 19.0 | 63.0 | 71.6 | 18.0 | 14.9 | — |

*Source: State Street Corporation/Martin Currie Inc. #The Fund was launched on July 10, 1992. ** Annualised return

**PERFORMANCE IN PERSPECTIVE**



**THE CHINA FUND INC. PREMIUM/DISCOUNT**



**DIVIDEND HISTORY CHART***



| | 1992 | 1993 | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| ■Income | 0.04340 | 0.08530 | 0.00930 | 0.09100 | 0.08340 | 0.50030 | 0.07800 | 0.01110 | 0.00000 | 0.13205 | 0.06397 |
| ░Long term capital gain | 0.00000 | 0.03780 | 0.24120 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0.00069 |
| ▓Short term capital gain | 0.01160 | 0.78720 | 0.35940 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0.14971 |

All charts as of 30 September 2003. *Source: State Street Corporation

## THE PORTFOLIO — IN FULL

**AT 30 SEPTEMBER 2003**

| Sector | Company (BBG ticker) | Price | Holding | Value $ | % of portfolio |
|---|---|---|---|---|---|
| **Hong Kong 48.7%** | | | | | |
| Fountain Set (Holdings) Ltd | 420 HK | HK$6.10 | 12,750,000 | 9,960,423 | 4.1% |
| TCL International Holdings Ltd | 1070 HK | HK$2.28 | 32,318,000 | 9,702,411 | 3.9% |
| Chaoda Modern Agriculture (Holdings) Ltd | 682 HK | HK$1.59 | 41,038,000 | 8,425,497 | 3.4% |
| Sinotrans Limited-H | 598 HK | HK$3.00 | 20,065,000 | 7,772,713 | 3.2% |
| Yanzhou Coal Mining Co. | 1171 HK | HK$4.35 | 13,786,000 | 7,743,544 | 3.1% |
| Xinao Gas Holdings Ltd | 2688 HK | HK$3.65 | 13,976,000 | 6,587,005 | 2.7% |
| BYD Co | 1211 HK | HK$19.2 | 2,525,000 | 6,423,028 | 2.6% |
| Shenzhen Expressway Co., Ltd | 548 HK | HK$2.30 | 21,494,000 | 6,383,477 | 2.6% |
| Anhui Conch Cement | 914 HK | HK$5.75 | 7,726,000 | 5,736,338 | 2.3% |
| Anhui Expressway Co., Ltd | 995 HK | HK$2.28 | 17,778,000 | 5,222,477 | 2.1% |
| TPV Technology, Ltd | 903 HK | HK$3.90 | 9,968,000 | 5,019,782 | 2.0% |
| Comba Telecom Systems Consulting Holdings | 2342HK | HK$3.35 | 11,174,000 | 4,833,544 | 2.0% |
| Brilliance China Automotive Holdings, Ltd | 1114 HK | HK$2.60 | 12,882,000 | 4,324,828 | 1.8% |
| Tack Fat Group International Ltd | 928 HK | HK$0.89 | 37,296,000 | 4,286,122 | 1.7% |
| Proview Intl Holdings Ltd | 334 HK | HK$1.80 | 17,644,000 | 4,100,924 | 1.7% |
| Golden Meditech Co Ltd | 8180 HK | HK$1.88 | 13,950,000 | 3,386,447 | 1.4% |
| Wah Sang Gas | 8035 HK | HK$0.86 | 27,778,000 | 3,120,559 | 1.3% |
| Wanyou Fire Safety | 8201 HK | HK$0.42 | 53,565,000 | 2,939,560 | 1.2% |
| Jingwei Textile Machinery Co., Ltd | 350 HK | HK$2.90 | 7,436,000 | 2,784,516 | 1.1% |
| China Telecom Corporation Ltd. | 728 HK | HK$2.00 | 10,000,000 | 2,614,793 | 1.1% |
| Natural Beauty Bio-Technology Ltd | 157 HK | HK$0.58 | 32,780,000 | 2,454,987 | 1.0% |
| Beijing Capital International Airport Co., Ltd | 694 HK | HK$2.28 | 7,520,000 | 2,209,080 | 0.9% |
| Sino Golf Holdings Ltd | 361 HK | HK$1.47 | 10,953,000 | 2,064,896 | 0.8% |
| Mainland Headwear Holdings | 1100 HK | HK$2.68 | 1,626,000 | 561,638 | 0.2% |
| Ocean Grand Chemicals Holdings Ltd. | 2882 HK | HK$1.09 | 3,129,000 | 440,397 | 0.2% |
| Arcontech, Corp | 8097 HK | HK$0.17 | 18,386,000 | 410,720 | 0.2% |
| Essex Bio-Technology Ltd | 8151 HK | HK$0.12 | 19,278,166 | 286,270 | 0.1% |
| **Taiwan 30.8%** | | | | | |
| Merry Electronics | 2439 TT | NT$60.0 | 3,254,208 | 5,788,689 | 2.4% |
| Cathay Financial Holding Co., Ltd | 2882 TT | NT$44.0 | 3,862,000 | 5,037,889 | 2.0% |
| China Metal Products | 1532 TT | NT$30.2 | 5,473,408 | 4,900,591 | 2.0% |
| Taiwan Green Point Enterprises Co., Ltd | 3007 TT | NT$88.5 | 1,831,200 | 4,804,660 | 2.0% |
| Chicony Electronics Co., Ltd | 2385 TT | NT$61.5 | 2,500,960 | 4,560,007 | 1.9% |
| Chunghwa Telecom Co., Ltd | 2412 TT | NT$47.9 | 3,055,000 | 4,338,408 | 1.8% |
| Vanguard International Semiconductor Corp. | 5347 TT | NT$10.2 | 14,000,000 | 4,233,620 | 1.7% |
| Synnex Technologies International, Corp | 2347 TT | NT$48.0 | 2,950,640 | 4,198,954 | 1.7% |
| Wintek Corp. | 2384 TT | NT$26.2 | 5,040,000 | 3,914,853 | 1.6% |
| Fubon Financial Holdings | 2881 TT | NT$33.0 | 3,953,952 | 3,868,379 | 1.6% |
| Ability Enterprise Corp | 2374 TT | NT$33.8 | 3,714,840 | 3,722,549 | 1.5% |
| Polaris Securities Co., Ltd | 6011 TT | NT$14.8 | 8,359,376 | 3,655,524 | 1.5% |
| Data Systems Consulting Co | 2477 TT | NT$27.6 | 3,968,339 | 3,247,144 | 1.3% |
| Cheng Shin Rubber | 2105 TT | NT$43.3 | 2,516,400 | 3,230,362 | 1.3% |
| Taiwan Hon Chuan Enterprise | 9939 TT | NT$40.3 | 2,345,520 | 2,802,385 | 1.1% |
| Altek Corp | 3059 TT | NT$65.0 | 1,430,000 | 2,755,707 | 1.1% |
| China Motor Co | 2204 TT | NT$56.5 | 1,640,000 | 2,747,110 | 1.1% |
| Ho Tung Chemical, Corp | 1714 TT | NT$14.4 | 5,386,000 | 2,291,405 | 0.9% |
| Tainan Enterprises | 1473 TT | NT$46.2 | 1,546,000 | 2,117,557 | 0.9% |
| Taiwan FamilyMart | 5903 TT | NT$41.9 | 1,478,520 | 1,836,644 | 0.7% |
| Soft-World International Corp. | 5478 TT | NT$129 | 450,000 | 1,721,020 | 0.7% |
| **B shares 2.4%** | | | | | |
| China International Marine Containers Co., Ltd. | 200039 CH | HK$10.5 | 2,442,747 | 3,308,767 | 1.4% |
| Shanghai Friendship Group Co., Inc | 900923 CH | US$0.64 | 2,303,437 | 1,607,799 | 0.7% |
| Luthai Textile Co., Ltd | 200726 CH | HK$4.87 | 1,237,886 | 778,434 | 0.3% |
| **New York 12.3%** | | | | | |
| Sohu.com Inc | Sohu US | US$33.2 | 711,586 | 22,130,324 | 9.0% |
| Chinadotcom, Corp | China US | US$8.50 | 973,654 | 8,071,592 | 3.3% |
| **Singapore 1.0%** | | | | | |
| People's Food Holding | PFH SP | S$0.93 | 4,400,000 | 2,366,344 | 1.0% |
| **Direct 2.6%** | | | | | |

| | | | | | |
|---|---|---|---|---|---|
| Captive Finance Ltd | | | 2,000,000 | 3,045,000 | 1.2% |
| Tomoike Industrial (H.K.) Ltd | | | 825,000 | 2,368,726 | 1.0% |
| A-S China Plumbing Products, Ltd | 8262 HK | HK$1.45 | 5,850,000 | 945,091 | 0.4% |

**Cash 2.2%**

**OBJECTIVE**

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

**CONTACTS**

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com